VIA EDGAR	29/F Alexandra House 18 Chater Road, Central, Hong Kong +852 3476 9000 tel +852 3015 9354 fax

Timothy Gardner +852 3476 9218 tim.gardner@weil.com

April 26, 2018

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eHi Car Services Limited Schedule 13E-3 Filed on March 9, 2018 by Mr. Ray Ruiping Zhang, Ruiping Zhang 2016 Descendants

Trust, L & L Horizon, LLC, MBK Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward Holdings Ltd, Fastforward Investment Ltd, Fastforward Company Ltd, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., BPEA Teamsport Holdings Limited, BPEA Teamsport Limited, Teamsport Topco Limited, Teamsport Midco Limited, Teamsport Parent Limited and Teamsport Bidco Limited

File No. 005-88413

Dear Mr. Duchovny:

On behalf of the Filing Persons named in the Schedule 13E-3, File No. 005-88413 (the “Schedule 13E-3), filed on March 9, 2018 by such Filing Persons, we have responded to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 2, 2018 with respect to the Schedule 13E-3. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and Proxy Statement are being filed following the execution of an Agreement and Plan of Merger, dated as of April 6, 2018, among eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Parent and Merger Sub, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent (the “Transaction”).

Partners	Consultants
Charles Ching Henry Ong	Albert S. Cho John Fadely Peter Feist* Timothy Gardner Soo-Jin Shim

All partners and consultants are also partners of Weil, Gotshal & Manges LLP

*	Not resident in Hong Kong

April 26, 2018 Page 2

The Amendment and the Proxy Statement incorporate changes made in response to the Staff’s comments, as well as other information with respect to the Transaction. Capitalized terms not defined in this letter have the same meanings as in the Proxy Statement.

Schedule 13E-3

1.	Please provide us your detailed legal analysis explaining why the control persons of the MBKP Filing Persons and the Baring Filing Persons have not been included as filing persons to this Schedule 13E-3.

The Filing Persons respectfully submit that, based upon the information and analysis set forth below, the control persons of the MBKP Filing Persons and the Baring Filing Persons should not be filing persons in connection with the Schedule 13E-3.

As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.” Therefore, as the Outline explains, two issues must be resolved in determining “filing person” status: “first, what entities or persons are ‘affiliates’ of the issuer…and second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction.”

The control persons of the MBKP Filing Persons and the Baring Filing Persons do not satisfy either prong of this test: such control persons are neither affiliates of the Company nor engaged, directly or indirectly, in the Rule 13e-3 transaction.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediates controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 defines “control” as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The control persons of the MBKP Filing Persons are not affiliates of the Company because they do not have any “control” relationship with the Company. The MBKP Filing Persons do not own any Shares of the Company or have any right to representation on the board of directors of the Company, and, therefore, are not able to direct the management or policies of the Company.

April 26, 2018 Page 3

Similarly, the control persons of the Baring Filing Persons do not have any “control” relationship with the Company. While the control persons of the Baring Filing Persons may be deemed under Rule 13d-3 to beneficially own 5,264,080 ADSs representing 10,528,160 Class A Shares, such Class A Shares only represent, as of the date hereof, approximately 1.4% of the aggregate voting power of the Class A Shares (which are entitled to one vote per Class A Share) and the Class B Shares (which are entitled to ten votes per Class B Share). In addition, the control persons of the Baring Filing Persons do not have any right to representation on the board of directors of the Company.

Even if the control persons of the MBKP Filing Persons and the Baring Filing Persons were somehow deemed affiliates of the Company, it would not be appropriate for them to be filing persons because they are not engaged, directly or indirectly, in the Rule 13e-3 transaction. As disclosed in the Proxy Statement, the MBKP Filing Persons and the Baring Filing Persons are participating and investing in the Rule 13e-3 transaction through equity commitments from MBKP LP and Baring LP1, Baring LP2 and Baring Co-Invest LP (collectively, the “Baring Sponsors”), respectively, and rollover equity from Baring SPV. Accordingly, the control persons of the MBKP Filing Persons and the Baring Filing Persons are not a party to the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees, the Interim Investors Agreement or any other agreement in connection with the Rule 13e-3 transaction, and the negotiation of the Rule 13e-3 transaction by representatives of the MBKP Filing Persons and the Baring Filing Persons was conducted on behalf of MBKP LP and the Baring Sponsors and Baring SPV, respectively.

Further, in the context of a tender offer, the Staff has stated in Section II.D.2 of the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether the entity’s control persons are bidders.” The Filing Persons believe that this analysis should also apply to the Rule 13e-3 transaction. Each of MBKP LP and the Baring Sponsors is an established entity that was formed separate and apart from the Rule 13e-3 transaction. They are private equity funds engaged in investment activities with substantial committed capital and investments in various portfolio companies. As such, the Filing Persons respectfully submit that it is not necessary, particularly given the disclosure described in the following paragraph, to proceed further up the chain of control to analyze whether the control persons of the MBKP Filing Persons and the Baring Filing Persons should be also be filing persons to the Schedule 13E-3.

The Filing Persons also respectfully note that General Instruction C to Schedule 13E-3 requires disclosure of certain specified information with respect to control persons, but does not require such control persons to be filing persons of a transaction statement on Schedule 13E-3. As a result, the Filing Persons have included disclosure with respect to the control persons of the MBKP Filing Persons and the Baring Filing Persons as required by General Instruction C in the Schedule 13E-3.

April 26, 2018 Page 4

For the foregoing reasons, the Filing Persons respectfully submit that the control persons of the MBKP Filing Persons and the Baring Filing Persons should not be filing persons of the Schedule 13E-3.

2.	Please revise your disclosure to include the legend required by Rule 13e-3(e)(iii).

In response to the Staff’s comment, the legend has been included on the cover page of the Proxy Statement.

Identity and Background of Filing Person, page 2

3.	Provide the disclosure required by Item 1003(c)(3) and (4) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been provided in Annex F of the Proxy Statement.

Purpose of the Transaction, page 10

4.	Provide the complete disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to Item 6 of the Amendment and the information set forth in the Proxy Statement under the captions referenced therein.

Past Contacts, Transactions, page 8

5.	Refer to the paragraph describing the events of January 1, 2018. Revise your disclosure to explain the connection between the GAL proposal and the Proposal.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the revised disclosure on pages 23-26 of the Proxy Statement.

Purposes, Alternatives, Reasons and Effects, page 11

6.	Provide the disclosure required by Item 1013 of Regulation M-A. Note that Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A require the disclosure of the purposes, alternatives, reasons and effects as to each transaction in a series of transactions.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to Item 7 of the Amendment and the information set forth in the Proxy Statement under the captions referenced therein.

April 26, 2018 Page 5

Fairness of the Transaction, page 11

7.	Provide the disclosure required by Item 1014 of Regulation M-A. Note that Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A require the disclosure of a fairness determination to the unaffiliated security holders of the company as to each transaction in a series of transactions.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to Item 8 of the Amendment and the information set forth in the Proxy Statement under the captions referenced therein.

8.	Your detailed legal analysis explaining why the control persons of the MBKP Filing Persons and the Baring Filing Persons have not been included as filing persons to this Schedule 13E-3.

The Filing Persons respectfully request that you refer to the response to comment 1 above.

Interests in Securities of the Subject Company, page 12

9.	Please tell us the basis upon which the MBKP Filing Persons, the Acquisition Entities, the Baring Filing Persons and the Mr. Zhang Filing Persons disclaim beneficial ownership of the shares of common stock described on page 12.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to Item 11 of the Amendment and the information set forth in the Proxy Statement under the captions referenced therein.

Financial Statements, page 13

10.	Provide the disclosure required by Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A. Refer to instruction 1 to Item 13 of Schedule 13E-3 for further guidance.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to Item 13 of the Amendment and the information set forth in the Proxy Statement under the captions referenced therein.

* * *

April 26, 2018 Page 6

If you have any questions regarding the foregoing, or if we can be of further assistance to you in the review process, please do not hesitate to contact me by phone at +852 3476 9218 or by e-mail at tim.gardner@weil.com.

Sincerely,

/s/ Tim Gardner

Tim Gardner of WEIL, GOTSHAL & MANGES LLP

cc:	Mr. Ray Ruiping Zhang
Ruiping Zhang 2016 Descendants Trust
L & L Horizon, LLC

Hongfei Yu
Christie Tang
Lei Han
MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.
Fastforward Holdings Ltd
Fastforward Investment Ltd
Fastforward Company Ltd

Patrick Cordes
The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
BPEA Teamsport Holdings Limited
BPEA Teamsport Limited
Teamsport Topco Limited
Teamsport Midco Limited
Teamsport Parent Limited
Teamsport Bidco Limited

William Welty
Weil, Gotshal & Manges LLP

Greg Pilarowski
Pillar Legal, P.C.